UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Atlas Energy Solutions Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

642045108

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 642045108

1.	Name of reporting person Anne and Bud Oil & Gas Vested, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,968,045(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,968,045(1)

11.	Aggregate amount beneficially owned by each reporting person 9,968,045(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.0%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Reported shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”) are held directly by Anne and Bud Oil & Gas Vested, LLC (“Anne and Bud Vested”). Ben M. Brigham is the manager of Anne and Bud Vested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Vested.

(2)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

CUSIP No. 642045108

1.	Name of reporting person Brigham Children’s Family LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.9%(2)
14.	Type of reporting person PN (Partnership)

(1)

Reported shares of Common Stock are held directly by Brigham Children’s Family LP (“Brigham Children’s LP”). Mr. Brigham is the co-manager of BCFP GP, LLC (“BCFP GP”), which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

CUSIP No. 642045108

1.	Name of reporting person BCFP GP, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.9%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Reported shares of Common Stock are held directly by Brigham Children’s LP. Mr. Brigham is the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

CUSIP No. 642045108

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,120,900(1)
	8.	Shared voting power 40,971,490(2)
	9.	Sole dispositive power 4,120,900(1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 45,112,390(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(3)
14.	Type of reporting person IN

(1)	Reported shares of Common Stock are held directly by Mr. Brigham.
(2)

Includes (a) 9,968,045 shares of Common Stock held directly by Anne and Bud Vested and (b) 896,290 shares of Common Stock held directly by Brigham Children’s LP. Mr. Brigham is the manager of Anne and Bud Vested and the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, Mr. Brigham may be deemed to share the right to direct the voting or disposition of the shares directly held by Anne and Bud Vested and Brigham Children’s LP. Mr. Brigham disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein. Additionally, as a result of the Amended and Restated Stockholders’ Agreement (the “A&R Stockholders’ Agreement”) described in Item 5 below, Mr. Brigham may be deemed to have shared voting power with respect to an additional 30,127,155 shares of Common Stock with respect to the matters covered by the A&R Stockholders’ Agreement.

(3)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) by and on behalf of Anne and Bud Oil & Gas Vested, LLC (“Anne and Bud Vested”), Brigham Children’s Family LP (“Brigham Children’s LP”), BCFP GP, LLC (“BCFP GP”) and Ben M. Brigham (each, a “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Atlas Energy Solutions Inc., a Delaware corporation (f/k/a New Atlas HoldCo Inc.) (the “Issuer”).

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 5918 W. Courtyard Drive, Suite 500, Austin, TX 78730.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Amended and Restated Stockholders’ Agreement (the “A&R Stockholders’ Agreement”), dated October 2, 2023, by and among the Issuer, AESI Holdings Inc., a Delaware corporation (“Old Atlas”) formerly known as Atlas Energy Solutions Inc., Anne and Bud Vested, Brigham Children’s LP, Mr. Brigham and certain other stockholders identified on the signature pages thereto (the “Principal Stockholders”), Mr. Brigham is the beneficial owner of the following shares of Common Stock as of the date of this Amendment:

•	154,020 shares of Common Stock, representing 0.2% of the Common Stock, held directly by A. Lance Langford;

•	484,483 shares of Common Stock, representing 0.5% of the Common Stock, held directly by ALL Financial Trust;

•	592,146 shares of Common Stock, representing 0.6% of the Common Stock, held directly by BLL Financial Trust;

•	7,319,428 shares of Common Stock, representing 7.3% of the Common Stock, held directly by Gregory M. Shepard;

•	14,816,932 shares of Common Stock, representing 14.8% of the Common Stock, held directly by The Sealy & Smith Foundation;

•	308,039 shares of Common Stock, representing 0.3% of the Common Stock, held directly by Richard W. Schmidt;

•	1,658,306 shares of Common Stock, representing 1.6% of the Common Stock, held directly by Schmidt Atlas LLC, a Texas limited liability company;

•	1,062,682 shares of Common Stock, representing 1.1% of the Common Stock, held directly by Joel and Stacy Hock;

•	1,540,198 shares of Common Stock, representing 1.5% of the Common Stock, held directly by John Gregory Turner;

•	488,982 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Chris Scholla;

•	154,019 shares of Common Stock, representing 0.2% of the Common Stock, held directly by Dathan C. Voelter;

•	462,059 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Kirk Ginn;

•	545,992 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Brian Leveille; and

•	539,869 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Chad McEver.

(b) The number of shares of Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Schedule 13D.

(c) The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 5(c).

In two transactions occuring on October 24 and October 25, 2023, Mr. Brigham transferred an aggregate of 9,595 shares of Common Stock to certain of his relatives for no consideration.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to insert the following as a new final paragraph therein:

On October 25, 2023, the Issuer notified CamCole Consultants, LLC and S. Cole Holdings, LP, two Principal Stockholders under the A&R Stockholders’ Agreement, that it had terminated the A&R Stockholders’ Agreement as to such holders. As a result of this termination, Mr. Brigham will no longer be deemed to share the right to direct the voting or disposition of the shares of Common Stock directly held by CamCole Consultants, LLC and S. Cole Holdings, LP. Accordingly, this termination resulted in a 4.5% decrease in the beneficial ownership of Common Stock reported by Mr. Brigham, as compared to the percentage ownership reported in the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by replacing Exhibit No. 3 to the Original Schedule 13D with the following:

Exhibit No.	Description

3	Amended and Restated Stockholders’ Agreement, dated October 2, 2023, by and between the Issuer, Old Atlas, and the signatories thereto.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2023

/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact

ANNE AND BUD OIL & GAS VESTED, LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Manager

BCFP GP, LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

BRIGHAM CHILDREN’S FAMILY LP
By:	BCFP GP, LLC, its General Partner

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

[Signature Page to Schedule 13D]